SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1 )(1)

                            Per-Se Technologies, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    584028104
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                                 (CUSIP Number)

                     Peter Woodward c/o Regan Partners, L.P.
                         32 East 57th Street, 20th Floor
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584028104
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Regan Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,025,200

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,025,200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,025,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.71%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584028104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Basil P. Regan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC, AF, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     314,001

8.   SHARED VOTING POWER

     3,565,533

9.   SOLE DISPOSITIVE POWER

     314,001

10.  SHARED DISPOSITIVE POWER

     3,565,533

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,879,534

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.46%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584028104
          ---------

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Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is: Common Stock, $.01 par value, in Per-Se Technologies, Inc.

     The name and address of the principal executive and business office of the Issuer is:

     Per-Se Technologies, Inc.
     2840 Mt. Wilkinson Parkway
     Suite 300
     Atlanta, Georgia 30339

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Item 2. Identity and Background.

     (a)-(f)

     This statement is being filed on behalf of the Reporting Persons. Mr. Regan is the general partner of Regan Partners, L.P., a New Jersey limited partnership (the "Partnership"), and is the principal of Regan Fund Management Ltd., a New York corporation. Regan Fund Management Ltd. is the investment manager of Regan International Fund Limited, a British Virgin Islands Corporation (the "International Fund"), and has investment discretion over certain managed accounts, two of which hold Shares of the Issuer (the "managed accounts").

     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Partnership owns 2,025,200 Shares; and Basil P. Regan is deemed to beneficially own 3,879,534 Shares.

     All of the Shares were purchased in open market transactions by the Reporting Persons.

     The funds for the purchase of the Shares held in the Partnership have come from the working capital of the Reporting Persons, affiliates and personal fuinds. No funds were borrowed to purchase any of the Shares.

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Item 4. Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Reporting Persons' behalf. The disposals of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     This filing is being made to report the fact that the Reporting Persons have disposed of greater than 1% of the outstanding Shares of the Issuer.

     In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5. Interest in Securities of the Issuer.

     (a)-(e)

     As of the date hereof, the Partnership owns 2,025,200 Shares and Mr. Regan is deemed to be the beneficial owner of 3,879,534 Shares. Based on the Issuer's filing on Form 10-Q on December 31, 2002, there were 30,181,291 Shares outstanding. Therefore, the Partnership owns 6.71% and Mr. Regan is deemed to beneficially own 12.46% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they own or are deemed to beneficially own.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7. Material to be Filed as Exhibits.

          1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

          2. A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to April 25, 2003 through August 21, 2003 is filed herewith as Exhibit B.

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        REGAN PARTNERS, L.P.

                                          By: /s/ Basil P. Regan
                                              ----------------------------------
                                              Basil P. Regan, General Partner


                                        BASIL P. REGAN

                                              /s/ Basil P. Regan+
                                              ----------------------------------
                                                  Basil P. Regan

September 4, 2003

+The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated September 4, 2003 relating to the Common Stock of Per-Se Technologies, Inc. shall be filed on behalf of the undersigned.

                                        REGAN PARTNERS, L.P.

                                          By: /s/ Basil P. Regan
                                              ----------------------------------
                                              Basil P. Regan, General Partner


                                        BASIL P. REGAN

                                              /s/ Basil P. Regan+
                                              ----------------------------------
                                                  Basil P. Regan

                                    Exhibit B

                            Schedule of Transactions

                                                             Number of Shares
            Date                  Price Per Share            Purchased/(Sold)

          12-16-02                     $8.94                      (2,000)
          02-18-03                     $8.05                      (2,600)
          04-25-03                     $8.15                     (50,000)
          06-01-03                       *                      (652,400)
          07-30-03                     $13.45                    (21,000)
          08-14-03                     $14.95                    (98,700)
          08-18-03                     $15.05                    (50,000)
          08-18-03                     $15.14                    (24,500)
          08-18-03                     $15.23                     (8,000)
          08-19-03                     $15.24                    (16,000)
          08-21-03                     $15.40                     (2,000)

* Shares over which the Reporting Person no longer exercised investment discretion pursuant to the termination of the Reporting Person's position as investment adviser of said account by the owner of said account.

01394.0002 #425600